Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES CLOSING OF FIRST STAGE
OF LUXURY MIXED-USE PROJECT IN BANGALORE, INDIA,
AND EXPANSION OF THE PROJECT

Tel-Aviv, Israel, March 25th, 2008.  Further to its press release dated October 22nd, 2007, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced that on March 24th, 2008 its wholly owned subsidiary has carried out the Closing of the first stage of the acquisition of the Project in Bangalore, India. As a part of this Closing, EI’s subsidiary has transferred to its joint venture partner a total amount of INR 2.7 billion (approximately US$ 68.5 million), in addition to the advance of INR 2 billion (approximately US$ 50 million) paid in July 2007. These amounts are in payment of EI's subsidiary's 50% share of the ownership and development rights to the first stage land, as well as an advance payment towards the following stages of the project.

Additionally, the Company’s subsidiary has executed amended definitive agreements with its joint venture partner, one of the leading property developers in Bangalore, India, whereby the scope of the joint venture Project as previously reported has been expanded to cover a target area exceeding 400 acres (approximately 1,600,000 square meters) of land, subject to the fulfillment of certain conditions.

It is anticipated that, subject to the fulfillment of certain conditions, the acquisition of the balance of the project land will be executed within the next several months at an additional investment of approximately INR 6.5 billion (approx US$ 166 million).

The Project, which is located in an upscale section of Bangalore, is planned to include (i) high class residential neighbourhoods with amenities such as a golf course, club houses, swimming pools, tennis courts, sports facilities and other recreation areas; (ii) office complexes and IT parks; (iii) a luxury 5 star+  hotel; (iv) a serviced apartments facility; (v) a hospital; and (vi) a major retail facility. The total built up area of the entire planned project will exceed 2 million square meters (approximately 21 million square feet), subject to obtaining the requisite permits and approvals under applicable law.

Construction of the first stages of the Project is anticipated to commence within the next twelve months, and will be executed in stages to be completed within 3 to 5 years thereafter. The Project is the largest development project undertaken in the Bangalore area to date.  It is anticipated that the revenues to be generated by the Project will exceed US$ 4.5 billion.

EI intends to offer to its controlled subsidiary company, Plaza Centers NV (LSE: PLAZ) to take up a 50% participation in EI’s share of the joint venture, subject to approval by its various corporate organs under applicable law.

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: “We are pleased to announce not only the closing of the first stage of this impressive project, but also the expansion of the scope of the project from 290 acres as originally envisaged to a total land area of over 400 acres. The Company will draw on the wealth of experience accumulated over more than a decade of intensive activity in Eastern Europe for this most impressive project, which is the largest in Bangalore. We believe that the commencement of this project signals the strength of Elbit Imaging’s commitment to pursuing its goals on the Indian sub-continent.”

The Executive Vice Chairman of the Board of Directors of the Company, Mr. Abraham (Rami) Goren, who heads the Company’s activities in India, commented: “We are gratified that the deep knowledge of the Indian business arena which we have achieved during the past 2 years of our activities in India is now reaching fruition. We have once again demonstrated that, given the right attitude, expertise and persistence, mega-deals can be consummated in India. India is positioned high on our priority list and we continue to expand our activities there at a rapid pace.”

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Abraham (Rami) Goren, Vice Chairman of the Board	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
ramig@elbitimaging.com	lcreutzfeldt@hfgcg.com